

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2011

Ms. Irma Norton
Chief Financial Officer
UFood Restaurant Group, Inc.
255 Washington Street, Suite 100
Newton, Massachusetts 02458

> **Re: UFood Restaurant Group, Inc.**
> **Form 10-K for the Year Ended January 2, 2011**
> **File No. 333-136167**

Dear Ms. Norton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 2, 2011

1. We note that you will file an amended Form 10-K for the year ended January 2, 2011. It appears that, as a result of the proposed changes, appropriate disclosure should be provided pursuant to ASC 250-10-50-7, and that the columns of the financial statements should be labeled "Restated" where applicable. The accountant's report should make reference to the restatement as well. Finally, it appears that an Item 4.02 Form 8-K should be filed at the earliest possible date. If our understanding is not correct, please advise supplementally and in detail why these disclosures are not considered to be necessary.

2. In addition to an amended Form 10-K, please file an amended Form S-1 for consistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief